THE HALLWOOD GROUP INCORPORATED

3710 Rawlins, Suite 1500

Dallas, Texas 75219

March 4, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	The Hallwood Group Incorporated
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 16, 2014

File No. 001-08303

Amendment No. 1 to Schedule 13E-3

Filed January 16, 2014

File No. 005-36207

Ladies and Gentlemen:

On behalf of The Hallwood Group Incorporated (the “Company”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”), dated February 7, 2014 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter set forth in bold type. The page references in our responses are to the revised preliminary proxy statement on Schedule 14A, which is being filed today by electronic submission via EDGAR (“Amendment No. 2”). References herein to “we” and “our” refer to the Company and its consolidated subsidiaries unless otherwise noted, and capitalized terms used but not defined in this letter shall have the meanings ascribed to them in Amendment No. 2.

Special Factors, page 18

Background of the Merger, Page 18

1.

We note your response to comment 3 in our letter dated December 13, 2013 and your revised disclosure indicating that the price was determined by Parent based upon Mr. Gumbiner’s knowledge of and familiarity with the Company and its business and his analysis of available information. Please elaborate upon how Mr. Gumbiner arrived at the proposed purchase price by disclosing the various aspects of your business and the “available information” he considered. In doing so, please also specifically address the fact that the price represents a premium to market with a view to explaining why. In this regard, you refer readers to the disclosure that appears elsewhere in support of the

Mara L. Ransom

Securities and Exchange Commission

factors that Parent took into account, however, the cross references provide disclosure regarding the fairness of the price, as opposed to disclosure regarding how the price was determined.

Answer: Amendment No. 2 has been revised on page 15 to elaborate upon how Parent determined the proposed purchase price, including stating that Parent did not focus on any specific aspects of the business or any specific information and specifically addressing the fact that the price represents a premium to market.

2.	We note your response to comment 4 in our letter dated December 13, 2013 and your disclosure indicating that the Special Committee determined Mr. Crocco to be independent based upon the Delaware law independence standard. Please revise to elaborate upon this standard and how the Special Committee determined that Mr. Crocco satisfied such standard. Please also disclose whether and how the Special Committee determined the other 2 members to be independent and by what standard.

Answer: Amendment No. 2 has been revised on page 16 to provide additional disclosure regarding the determination of the independence of Special Committee members.

3.	We note your response to comment 5 in our letter dated December 13, 2013. Please revise your proxy statement to include the information that you provide in your response.

Answer: The information from the Company’s response to comment 5 in the Commission’s letter dated December 13, 2013 has been added at page 21.

4.	We note your response to comment 7 in our letter dated December 13, 2013. Please update the disclosure in your proxy statement to indicate, as you do in your response, that this lawsuit was dismissed. In this regard, you indicate that this lawsuit was dismissed as of November 22, 2013 and that you have disclosed as much in your periodic filings with the Commission, however, you have not filed any current or periodic reports since that date. Please advise.

Answer: Amendment No. 2 has been revised on page 21 to indicate the lawsuit’s dismissal.

5.	We note your response to comment 13 in our letter dated December 13, 2013, however, we are unable to locate any disclosure that addresses how they determined the transaction to be fair to unaffiliated stockholders considering the fact that the Company’s stock exceeded the consideration being offered at certain points in the year. Please revise.

Answer: Amendment No. 2 contains additional disclosure regarding the Special Committee’s consideration of the stock price at page 24.

6.

We note your response to comment 14 in our letter dated December 13, 2013 and your indication that “to the extent the pre-Merger going concern value was reflected in the pre-announcement per share price of Common Stock, the per share Merger Consideration of $10.00 represented a premium to the going concern value of the Company.” Your assessment of current market prices

Mara L. Ransom

Securities and Exchange Commission

should differ from your going concern value. As it appears that the Special Committee did not consider going concern value, please revise to explain why not. This comment also applies to the Parent Filing Persons’ position as to the fairness of the merger and prior comment 18 in our letter dated December 13, 2013.

Answer: Additional disclosure regarding the Special Committee’s consideration of going concern value has been included in Amendment No. 2 at page 25.

Opinion of Southwest Securities, page 29

7.	Your revised disclosure on page 31 seems to suggest that your fairness advisor received more than one set of projections in connection with its analysis and fairness opinion. If so, please revise your disclosure to provide both sets of projections. In this regard, we note that the Financial Overview provided in Exhibit 99.C2 appears to present different information than what has been presented in the proxy statement.

Answer: The projections prepared as of March 12, 2013 as presented to Southwest Securities has been included in Amendment No. 2 at page 39. Also, an explanation of why the presentation of such information differs in Exhibit 99.2 of the Form 13E-3 has been included in Amendment No. 2 at page 41.

Cautionary Statement Concerning Forward-Looking Information, page 52

8.	We note your response to comment 24 in our letter dated December 13, 2013 and re issue that comment insofar as it relates to your references to the Securities Act Section 27A and Exchange Act Section 21E. Please remove these references.

Answer: The references to Section 27A of the Securities Act and Section 21E of the Exchange Act have been removed on page 51.

Where you can find additional information, page 86

9.	Considering your obligation to update your financial statements to reflect information for your fiscal year ended December 31, 2013 is approaching, please ensure that you update your disclosure here and in Item 13 of Schedule 13E-3 to provide audited financial statements for the fiscal year ended December 31, 2013, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met. If any of these conditions have not been met, or if the 2013 audited financial statements become available before the mailing date of the proxy statement, the financial statements need to be included in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement.

Answer: Based on the Staff’s comment and our discussions with the Staff, we will delay mailing of the definitive proxy statement to our stockholders until our audited financial statements for fiscal year 2013 are complete. We currently expect our 2013 audited financial

Mara L. Ransom

Securities and Exchange Commission

statements to be finalized and filed with the Commission by the end of March, 2014. We will include a copy of our 2013 Annual Report on Form 10-K with the mailing of the special meeting notice and definitive proxy statement. This will mean that the Court hearing regarding the Settlement (scheduled for March 25, 2014) will have occurred prior to the filing and mailing of a definitive proxy statement, and the Company intends to include disclosures the outcome of the Settlement hearing and the final price per share in the definitive proxy statement mailed to the Company’s stockholders.

Annex B – Opinion of Southwest Securities page B-1

10.	We note your response to comment 30 in our letter dated December 13, 2013 and re issue that comment insofar as it relates to disclosing the availability under state law of any defense that Southwest Securities may rely upon to defend claims against it or, if state law has no such defense state that the availability of Southwest Securities’ defense will be resolved by a court of competent jurisdiction. Also disclose, that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Board of directors under applicable state law.

Answer: We respectfully advise the Staff that Southwest Securities believes security holders cannot rely upon its opinion to the Special Committee based on the express provisions included in its engagement letter with the Company (governed by Texas law), which provides as follows: “The Opinion will be provided solely for the information and assistance of the Special Committee in connection with its consideration of the Transaction […] All opinions and advice (written or oral) given by SWS to the Company in connection with SWS’s engagement hereunder are intended solely for the benefit and use of the Special Committee and shall be treated as confidential by the Company.” In response to the Staff’s comment, the Proxy Statement has been revised to reflect the foregoing and to state that any defense by Southwest Securities with respect to a claim by any person, including a shareholder of the Company, would be subject to resolution under applicable law and that the issue would have to be resolved by a court of competent jurisdiction. In addition, the Proxy Statement has been revised to state that, in the view of the SEC, the availability of any potential defenses under applicable law will have no effect on the rights and responsibilities of the Special Committee or board of directors of the Company under Delaware law or on the rights and responsibilities of the Special Committee or board of directors of the Company or Southwest Securities under the U.S. federal securities laws. Please refer to page 27.

11.	We note your response to comment 31 in our letter dated December 13, 2013. Please amend the opinion to disclose that Southwest Securities has consented to the use of the opinion in the proxy statement.

Answer: We respectfully advise the Staff that Southwest Securities does not believe it is necessary or customary to include a consent with the fairness opinion in Annex B; it is Southwest Securities’ experience that such consents are generally required only in the context of registration statements on Form S-4. We are however providing the Staff with a copy of the consent of Southwest Securities to the inclusion of its opinion in the above referenced Proxy Statement.

Mara L. Ransom

Securities and Exchange Commission

Proxy Card

12.	Please advise why the card requires shareholder approval for Proposal 3 given that the Notice of Special Meeting indicates shareholder approval is only required with respect to Proposals 1 and 2. Also refer to Exchange Act Rule 14a-4(c)(3).

Answer: The proxy card has been revised to show required approval only for Proposals 1 and 2.

Schedule 13E-3

13.	We note that you have added Hallwood Family Investments as a filing person. Given her affiliation and potential control over this entity, please tell us why you have not added Mrs. Gumbiner as a filing person. Alternatively, please revise to do so.

Answer: Mrs. Gumbiner has been added as a filing person on Amendment No. 2 to Schedule 13E-3 filed on the date hereof and as a “Parent Filing Person” on page 34 of Amendment No. 2.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions to this letter, please contact Richard Kelley, Chief Financial Officer of the Company, at 214-523-1282.

Very truly yours, THE HALLWOOD GROUP INCORPORATED

By:	/s/ Richard Kelley
Name: Richard Kelley Title: Chief Financial Officer